Results of Annual General Meeting of Shareholders (unaudited)

The Annual Meeting of Shareholders of the Fund was held on March 22, 2012 at 1735 Market Street, Philadelphia, Pennsylvania. The description of the proposal and number of shares voted at the meeting are as follows:

(1)	To re-elect a director to the Board of Directors of the Fund:

Votes ForVotes Withheld
Enrique R. Arzac                       3,081,969 582,463

Directors whose term of office continued beyond this meeting are as follows: James J. Cattano, Lawrence J. Fox, and Stephen N. Rappaport.